UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

HORIZON TECHNOLOGY FINANCE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44045A 102

(CUSIP Number)

Cora Lee Starzomski, Anholt Investments Ltd.

69 Pitts Bay Road, Belvedere Building – 4th Floor, Pembroke HM08, Bermuda

(441) 400-7716

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: ANHOLT INVESTMENTS LTD.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

		0

NUMBER OF	8	SHARED VOTING POWER:
SHARES
OWNED BY		537,035
EACH
PERSON	9	SOLE DISPOSITIVE POWER:
WITH
		0

	10	SHARED DISPOSITIVE POWER:

		537,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

537,035

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.6%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

1 Based on a total of 11,525,206 shares outstanding, as reported by the Issuer on a Form 10-Q filed with the Securities and Exchange Commission on May 1, 2018.

1	NAMES OF REPORTING PERSONS:

COMPASS HORIZON PARTNERS, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

		0

NUMBER OF	8	SHARED VOTING POWER:
SHARES
OWNED BY		537,035
EACH
PERSON	9	SOLE DISPOSITIVE POWER:
WITH
		0

	10	SHARED DISPOSITIVE POWER:

		537,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

537,035

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.6%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS: NAVCO MANAGEMENT, LTD.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

		0

NUMBER OF	8	SHARED VOTING POWER:
SHARES
OWNED BY		537,035
EACH
PERSON	9	SOLE DISPOSITIVE POWER:
WITH
		0

	10	SHARED DISPOSITIVE POWER:

		537,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

537,035

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.6%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS:

PATH SPIRIT LIMITED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England

	7	SOLE VOTING POWER:

		0

NUMBER OF	8	SHARED VOTING POWER:
SHARES
OWNED BY		537,035
EACH
PERSON	9	SOLE DISPOSITIVE POWER:
WITH
		0

	10	SHARED DISPOSITIVE POWER:

		537,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

537,035

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.6%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

EXPLANATORY NOTE:

This Amendment No. 6 to Schedule 13D amends Amendment No.5 to Schedule 13D filed on April 18, 2018, Amendment No. 4 to Schedule 13D filed on April 9, 2018, Amendment No. 3 filed on March 24, 2015, Amendment No. 2 filed on August 1, 2012, Amendment No. 1 filed on April 18, 2011, and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on November 9, 2010.

ITEM 1.	SECURITY AND ISSUER

No amendments to item 1.

ITEM 2.	IDENTITY AND BACKGROUND

No amendments to item 2.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No amendments to item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following:

Between April 18, 2018, the date of the most recent filing of Schedule 13D by the undersigned with respect to the Issuer, and May 2, 2018, Compass Horizon divested 113,570 shares of the Horizon Technology Finance Corporation’s (the “Issuer”) common stock in open-market sales for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is restated in its entirety, as follows:

Anholt is the beneficial owner of 537,035 shares of common stock of the Issuer (the “Shares”), representing approximately 4.6% of the Issuer’s outstanding common stock. The Shares are owned directly by Compass Horizon, which is owned by Concorde Horizon Holdings, LP and Navco. Concorde Horizon Holdings, LP is owned by Anholt and Navco. Anholt and Navco are wholly owned by Kattegat Limited. Kattegat Limited is wholly owned by The Kattegat Trust. The trustee of The Kattegat Trust is Kattegat Private Trustees (Bermuda) Limited. Kattegat Private Trustees (Bermuda) Limited is wholly owned by The Lund Purpose Trust. Path is the trust protector for The Kattegat Trust.

Each of Anholt, Compass Horizon, Navco and Path share voting and dispositive power over the Shares. Compass Horizon, Navco and Path disclaim beneficial ownership of the Shares, except to the extent of their respective pecuniary interests therein.

From April 18, 2018, the date of the most recent filing of Schedule 13D by the undersigned with respect to the Issuer, and inclusive of transactions effected through 5:00 p.m., New York City time, on May 2, 2018, Compass Horizon sold an aggregate of 113,570 shares of common stock of the Issuer. The dates of such purchases and the price at which such shares were purchased are set forth below:

Date	Price	Shares
April 19, 2018	$10.3901	8,715
April 20, 2018	$10.3645	5,101
April 23,2018	$10.3163	8,834
April 24, 2018	$10.3123	10,390
April 25, 2018	$10.2577	20,281
April 26, 2018	$10.2061	13,841
April 27 2018	$10.2052	8,798
April 28, 2018	$10.2722	9,076
May 1, 2018	$10.2658	8,685
May 2, 2018	$10.0881	19,849

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No amendments to item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

No amendments to item 7.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 4, 2018	ANHOLT INVESTMENTS LTD.

/s/ Cora Lee Starzomski, Director

Date: May 4, 2018	COMPASS HORIZON PARTNERS, LP

	By:	Navco Management, Ltd., its General Partner

/s/ Cora Lee Starzomski, Director

Date: May 4, 2018	NAVCO MANAGEMENT, LTD.

/s/ Cora Lee Starzomski, Director

Date: May 4, 2018	PATH SPIRIT LIMITED

/s/ Matthew Gibbons, Director